

July 24, 2023

Matthew Brown
Chief Financial Officer
Altair Engineering Inc.
1820 East Big Beaver Road
Troy, MI 48083

> **Re: Altair Engineering Inc.**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2023**
> **Response dated July 11, 2023**
> **File No. 001-38263**

Dear Matthew Brown:

We have reviewed your July 11, 2023 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Our reference to a prior comment is to a comment in our July 11, 2023 letter.

Response dated July 11, 2023

General

1. We note your response to prior comment 1, including your belief that the cybersecurity incident was not material. In future filings, please ensure your risk factor on cybersecurity incidents clearly states that the cybersecurity incidents that "may occur" on your systems could disrupt Altair materially in the future.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kate Basmagian, Esq.